SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about resolutions issued by the Instituto Federal de Telecomunicaciones”

Mexico City, December 20, 2018. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that its subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”), was notified of a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), through which the IFT has imposed a fine for an amount of MXP$2,543 million derived from a proceeding (procedimiento de sanción) with respect to the alleged breach, in 2013 and 2014, to certain minimum quality goals for dedicated link services, issued by the former Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones) for the 2011-2014 period.

América Móvil and Telmex do not share the proceeding as conducted by the IFT, nor the resolution issued by it and will exercise all legal remedies to challenge it. This illegal and disproportionate fine affects the legal certainty in a sector that requires important investments for its development.

The IFT also notified Telmex a resolution determining that there is NO liability against Telmex and Dish (Comercializadora de Frecuencias Satelitales, S.A. de C.V.), arising from the proceeding (procedimiento de sanción) initiated by the IFT for alleged violations to the gratuity rule for the retransmission audiovisual content.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney in fact